March 9, 2007

Andrew J. Sossen, Esq.
General Counsel and Secretary
KKR Financial Corp.
555 California Street, 50th Floor
San Francisco, CA 94104

Re: **KKR Financial Holdings LLC**
        Registration Statement on Form S-4
        Filed on February 9, 2007
        File No. 333-140586

        KKR Financial Corp.
        Form 10-K for the year ended December 31, 2006
        File No. 1-32542

Dear Mr. Sossen:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note on page 41 your analysis of exemptions from regulation under the
        Investment Company Act of 1940. We have referred your disclosure to the
        Division of Investment Management and we may have additional comments.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Proxy Statement/Prospectus Cover Page

3.   Please confirm that you will identify the date and place of the special meeting on the cover page.

4.   Please remove from the cover page the cross-reference to disclosure regarding the tax consequences of the merger. The cross-reference alone does not provide meaningful information to investors, and we note that you have provided a summary of the tax consequences in the forepart of the document.

Summary

Structure of the Merger, page 6

5.   Footnote 2 on page 9 indicates that KKR Financial Corp. will issue preferred stock to approximately 125 unaffiliated stockholders after consummation of the merger. Also, on page 55 you state that you intend to rely on the exemptions provided by Regulation D in issuing the preferred shares. Please provide us with a detailed analysis of why you believe the exemptions provided by Regulation D will be available for the private offering. Please address why your discussion of the private offering in this registration statement should not be considered a general solicitation for the private placement.

Interest of Certain Persons in the Conversion Transaction, page 10

6.   Please provide a brief description of the interests of your officers and directors in the conversion transaction. Also, please revise the more detailed discussion on page 62 to identify the officers and directors with interests in the conversion transaction.

Selected Historical Financial Data, pages 15 to 16

7.   We note that you have provided financial data of which some of the data has been subject to an audit and some of the data represents interim data that has not been subject to an audit. Clearly disclose interim data that has not been subject to an audit as unaudited. Please apply this comment throughout your filing, as appropriate.

Risk Factors, page 19

8.   Refer to the second paragraph of the introduction. The references to risks that you do not consider material but that could have a material effect on your business are not appropriate. Since you have already described all material risks, please remove the language referring to other risks.

9.   A number of your risk factors appear to be generic to all public companies. We note the following as examples only:

- *Future sales of shares may affect the market price of our shares (page 22);*

- *Our earnings and cash distributions may affect the market price of our shares (page 22);* and

- *The market price, trading volume and marketability of our shares may, from time to time, be significantly affected by numerous factors beyond our control, which may adversely affect the market price of your shares and our ability to raise capital through future equity financings (page 23).*

Please eliminate these and other generic risk factors or revise to ensure that each risk factor describes the specific risks to your company.

We leverage our portfolio investments, which may adversely affect our return on our investments and may reduce cash available for distribution, page 30

10.   You state that you may leverage your portfolio investments. Please revise to note whether there are any limitations on the extent to which you may leverage your portfolio.

The terms of our indebtedness may restrict our ability to make future distributions and impose limitations on our current and future operations, page 40

11.   You state that your credit facility contains a number of restrictive covenants that impose operating restrictions on you. Please revise to briefly describe these restrictive covenants.

Our Business After the Conversion Transaction, page 53

12.   In footnote 1 to the table, you state "[t]he Product ROE computation for marketable and non-marketable equity investments assumes a pro forma 22% per annum return. To date we have not realized any gains or losses on our non-marketable equity investments." Please revise to disclose the basis and limitation of this projection. Refer to Item 10 of regulation S-K.

13.   Please revise to include a detailed discussion of the types of non-real estate investments that you will hold. Also, please note whether there are any limits on the types of assets you may invest in.

Structure of KKR Financial Holdings LLC Following the Conversion Transaction, page 55

14.   Please revise the chart to disclose the ownership percentage of each of the noted entities. For instance, but without limitation, please note the Management of Manager's ownership interest in KKR Financial LLC.

Secured Liquidity Note Subsidiaries, page 56

15.   You state that your notes are rated A-1+, P-1, and F1+ by Standard and Poor's Moody's and Fitch Inc. Please provide us with supporting documentation for this assertion.

Background of the Conversion Transaction and the Merger, page 58

16.   We note that JPMorgan Chase & Co. made presentations to the special committee regarding the conversion transaction. Please provide us with copies of any materials prepared by JPMorgan and presented to the special committee or the board.

Our Reason for the Conversion Transaction and the Merger, page 61

17.   Refer to the second bullet point on page 61. Please revise to explain how increasing your allocation of capital to non-real estate investments will enable you to leverage your affiliation with KKR and how this will provide you with business opportunities and significant competitive advantages. Also, please disclose whether you have any agreements in place with KKR regarding any business opportunities.

Other Effects of the Merger, page 64

18.   You state that a "copy of the form of the LLC agreement of KKR Financial Holdings LLC is set forth in Annex B." Please file Annex B with your next amendment.

Other Restructuring Transactions, page 66

19.   Please expand the first paragraph to describe in more detail the amendments to the indentures of KKR Financial Corp.'s CDO subsidiaries. Explain how the amendments will ensure compliance with Rule 3a-7 of the 1940 Act.

Our Officers, Our Manager and the Management Agreement, 68

20.   Please revise to note whether your Manager provides management services for any other entity.

21.   Please revise to state the nature of the affiliation between your Manager and KKR. Also, please note whether your Manager has an agreement in place whereby KKR will provide your Manager with any type of support or assistance in performing its management functions.

22.   We note your disclosure of unaudited pro forma financial information. Please tell us what consideration you have given to adding qualifying language to your disclosure which may address, but is not limited to, the fact that the pro forma financial information is provided for illustrative purposes and may not reflect future position or operating results of KKR Financial Holdings LLC.

23.   Please add a note to your pro forma financial information that one-time transaction costs are anticipated to total $2 million in connection with the conversion transaction.

The Collateral Management Agreement, page 76

24.   Please revise to briefly describe your relationship with CLO 2005-1, CLO 2005-2, and CLO 2006-1.

Our Board of Directors, page 78

25.   In the first paragraph, you state that the KKR Financial Corp. board currently consists of thirteen directors; however, you only list twelve directors. Please reconcile these disclosures.

Where You Can Find Additional Information, page 130

26.   We note that the KKR Financial Corp. 10-K for the period ended December 31, 2006 incorporates the KKR Financial Corp. proxy statement by reference. Please note that we will not be in a position to clear this filing until the KKR Financial Corp. proxy statement is filed or the information is included by amendment to the 10-K or the Form S-4.

Financial Statements

General

27.   Please update the financial statements and the disclosures of KKR Financial Corp in your filing in accordance with Rule 3-12 of Regulation S-X. Please update the financial information provided in other parts of your document to be consistent. Please note that due to the requirement to update the financial statements, we have reviewed the December 31, 2006 Form 10-K of KKR Financial Corp, filed on February 23, 2007. Please see the applicable comments below.

Consolidated Statements of Cash Flows, page F-10

28.   We note that distributions paid on common stock exceeded net cash provided by operating activities during the year ended December 31, 2006. Please discuss the source(s) of these excess distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as distributions in excess of net cash provided by operating activities raise concerns about the sustainability of distributions into the future.

Residential Mortgage Loans, page F-24

29.   It appears from your disclosure of delinquency status as of December 31, 2006 that over 17% of your residential loans were in foreclosure or taken back as REO properties. Please clarify to us the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations. Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Power of Attorney, page II-5

30.   Please have the registration statement signed by your controller or principal accounting officer. Refer to Form S-4, Instruction 1 to Signatures.

Exhibits

31.   Please file the legal and tax opinions and the form of proxy card with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

Andrew J. Sossen
KKR Financial Holdings LLC
March 9, 2007
Page 7

KKR Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

32.   The Executive Overview on page 41 states that you follow a multi-asset class strategy, including investments in commercial real estate loans and debt securities. Disclosure on page 48, however, indicates that you sold a substantial majority of your commercial real estate portfolio in 2006. Please tell us whether the sale of these assets represents a material trend in your business and capital resources.

Asset Quality

Loans, page 56

33.   Please tell us why your allowance for loan losses for you residential mortgage loan portfolio did not fluctuate during the year ended December 31, 2006 given that you acquired 6 properties through foreclosure in 2006 as opposed to zero in 2005 and that there were 33 loans that were 90 days or greater past due as of December 31, 2006 as opposed to six as of December 31, 2005. Additionally, it would appear that given your portfolio primarily consists of ARM and Hybrid ARM loans, that you would be subject to increasing rates of default as interest rates increase.

34.   If material, please describe to us your practices and policies relating to loan loss mitigation, including work-outs for troubled borrowers. Also describe your specific experience with loan loss mitigation in the periods reported.

Item 8. Financial Statements and Supplementary Data

General

35.   Please provide *Schedule IV – Mortgage Loans on Real Estate* as prescribed by Rule 12-29 of Regulation S-X.

<u>Exhibits 31.1 and 31.2</u>

36.   We note that you have made certain modifications to the exact form of the required certifications including the deletion of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and the replacement of the word "registrant" with "Corporation" throughout the exhibit. Please revise your Exhibits as the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron, Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Gordon
        Sidley Austin LLP